February 5, 2010
VIA EDGAR CORRESPONDENCE AND FEDERAL EXPRESS
Mr. Michael F. Johnson
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549

Re:	Viasystems Group, Inc. Registration Statement on Form S-1 Filed January 4, 2010 File No. 333-164186
Dear Mr. Johnson:
     On behalf of Viasystems Group, Inc., a Delaware corporation (“Viasystems”), I am submitting the following responses to the Staff’s comments made in its letter of January 29, 2010 (the “Comment Letter”), addressed to Viasystems in connection with its Registration Statement on Form S-1, filed on January 4, 2010 (the “Registration Statement”). Where applicable, we have incorporated revisions in response to the Staff’s comments into Amendment No. 1 to the Form S-1 (the “Amendment”), which we are concurrently filing herewith.
     The Amendment incorporates material intended to be responsive to each of the comments contained in the Comment Letter. For convenience, the Staff’s comments have been reproduced in bold text in this letter with Viasystems’ responses thereto below each corresponding comment. Page references below are to the Amendment, and capitalized terms used, but not defined, herein shall have the meanings given them in the Amendment.
     Given the anticipated timing of the closing of the Merger, we kindly request a response from the Staff prior to Friday, February 12, 2010.

Mr. Johnson
February 5, 2010

Outside Front Cover Page of Prospectus
1.	Supplementally confirm to us that the selling shareholders will not sell any of the shares being registered for resale until your shares are quoted on the NASDAQ Global Market. Alternatively, disclose on the cover page of the- prospectus and in your plan of distribution section that the selling shareholders will sell at a fixed price per share until your shares are quoted and identify the fixed price at which the selling shareholders will sell until a trading market is established.
     Pursuant to the Note Exchange Agreement, dated as of October 6, 2009, among Viasystems, Maple Acquisition Corp. and the selling stockholders named in the Registration Statement, the shares being registered for resale will not be delivered, or released from escrow, until immediately prior to, and conditioned upon, the consummation of the Merger. In connection with the Merger, the common stock of Viasystems, including the shares being registered for resale, have been approved for listing on the NASDAQ Global Market. As a result, the selling stockholders will not be able to sell any of the shares being registered until they receive their shares on the closing date of the Merger, at which time the shares will be quoted on the NASDAQ Global Market.
Summary
Recent Developments
Pending Merger with Merix Corporation and Related Transactions
Pending Merger, page 6
2.	Please disclose the approximate percentage of Viasystems the Merix shareholders will own post-merger.
     We have complied with the Staff’s comment, and we have disclosed that Merix shareholders will own approximately 12.5% of the combined company after the Merger. Please see page 6.
Executive Compensation, page 84
3.	Please update your executive compensation disclosure to provide information for your recently completed fiscal year ended December 31, 2009. Refer to “Interpretive Responses Regarding Particular Situations” Item 217.11 vender Item 402(a) of Regulation S K of our Compliance and Disclosure Interpretations. Also, please note that the amendments to Items 401, 402 and 407 of Regulation S-K discussed in the Proxy Disclosure Enhancements Final Rule, SEC Release No. 33-9089, are effective on February 28, 2010. If your registration statement is not effective prior to February 28, 2010, it will need to comply with the new disclosure requirements. See Question 7 of the Proxy Disclosure Enhancements Transition Compliance and Disclosure Interpretations, available on our website.
     We have complied with the Staff’s comment, and we have updated the executive compensation and director compensation disclosure for Viasystem’s recently completed fiscal

Mr. Johnson
February 5, 2010

year ended December 31, 2009. Please see pages 84 – 100. We acknowledge the Staff’s note regarding amendments to Items 401, 402 and 407 of Regulation S-K.
Selling Stockholder, page 106
4.	For selling shareholders who are affiliates of broker-dealers, please disclose whether the sellers purchased the shares in the ordinary course of business and whether, at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities. Include in your response a discussion of the intent, agreements and understanding of Oaktree, OCM Investments and MacKay Shields LLC.
     We have complied with the Staff’s comment, and we have included a discussion of the intent, agreements and understandings of those selling shareholders who are affiliates of broker-dealers, including Oaktree, OCM Investments and MacKay Shields LLC, and whether such sellers have purchased the shares in the ordinary course of business. Please see pages 108 and 109.
5.	For all selling shareholders that are legal entities, please identify in the registration statement the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale. We note that you have not provided the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale by MainStay VP Convertible Fund, Quintessence Fund L.P. and QVT Fund LP.
     We have complied with the Staff’s comment, and we have identified the natural person or persons who exercise sole or shared voting and/or dispositive power over the shares offered for resale, including shares for resale by MainStay VP Convertible Fund, Quintessence Fund L.P. and QVT Fund LP. Please see page 109.
Undertakings, page 11-6
6.	Please provide the applicable undertaking pursuant to Item 512(a)(5) of Regulation S-K.
     We have complied with the Staff’s comment, and we have provided the undertaking pursuant to Item 512(a)(5)(ii) of Regulation S-K. Please see page II-6.
Exhibit Index
Exhibit 5.1
7.	Please file your legal opinion.
     We have complied with the Staff’s comment, and the legal opinion of Weil, Gotshal & Manges LLP has been filed as Exhibit 5.1 to the Registration Statement.

Mr. Johnson
February 5, 2010

     Should you have any questions regarding the foregoing, please contact the undersigned at (214) 746-7700.

Very truly yours,
/s/ R. Scott Cohen
R. Scott Cohen

cc:	David M. Sindelar Viasystems Group, Inc.

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